

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

Via E-mail
Charles H. Turner
Chief Financial Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102

> **Re:** **Pier 1 Imports, Inc.**
> **Form 10-K for the Fiscal Year Ended February 25, 2012**
> **Filed April 25, 2012**
> **Response letter dated March 4, 2013**
> **File No. 1-07832**

Dear Mr. Turner:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 25, 2012

Item 8. Financial Statements and Supplementary Data, page 32

Note 7 – Matters Concerning Stockholders' Equity, page 47

Restricted Stock Grants, page 49

1. We read your response to comment 7 and your statement, "While the Company, through an authorized officer, formally grants to the CEO his restricted shares annually pursuant to the terms of the employment agreement, the Company was contractually committed to grant the shares when it executed the employment agreement with the CEO on December 15, 2009." Tell us if there are any terms or conditions in the employment agreement that could have precluded the grants to the CEO. In this regard, tell us why the entire amount

of restricted stock was not "formally" granted when the employment agreement was initially signed. Further, ASC 718-10-20 indicates that individual awards that are subject to approval by the board of directors, management, or both are <u>not deemed to be granted until all such approvals are obtained</u>. We are uncertain how your accounting complies with ASC 718-10-20. Also, tell us how your analysis considered the guidance in ASC 718-10-25-5 and 718-10-55-80 through 55-83. Please advise us and quantify for us the effect on your financial statements assuming the Company utilized the actual date of grant instead of December 15, 2009, or the date the employment agreement was executed. We may have further substantial comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief